Exhibit 99.1
Stellantis Reports 7% Growth in Q3 2023 Net Revenues,
Driven by Continued Strength in Shipments Year-Over-Year

•Net revenues of €45.1 billion, up 7% compared to Q3 2022, mainly reflecting improved volume and consistent pricing, partially offset by foreign exchange impacts
•Consolidated shipments(1) of 1,427 thousand units, up 11% versus Q3 2022, with Enlarged Europe, Middle East & Africa, North America and South America reporting year-over-year improvements
•Total new vehicle inventory of 1,387 thousand units at September 30, 2023. Company inventory of 388 thousand units, up 158 thousand units from December 31, 2022 reflecting a return to more normal levels after a multi-year period of materially-constrained supplies
•Tentative agreement reached with both UAW and Unifor. Work stoppages negatively impacted Net revenues by approximately €3 billion, compared to planned production, through October
•Global BEV sales up 37% versus Q3 2022 mainly driven by the Jeep® Avenger and growing commercial BEV vehicles sales led by the Citroën ë-Berlingo
•The Company repurchased €0.5 billion in shares during Q3 2023. During the nine months ended September 30, 2023, €1.2 billion in shares were repurchased. The Company expects to complete the announced €1.5 billion 2023 Share Buyback Program during Q4 2023

"In the first half of this year, Stellantis emerged as the industry leader for AOI, AOI margin, and Industrial Free Cash Flows among its comparable peers. Today, we are focused on maintaining our momentum by delivering industry-leading profitability and cash flows, addressing critical near-term industry challenges, and continuing our electrification and technology transformation. This growth is propelling the execution of our Dare Forward 2030 strategy."

Natalie Knight, CFO

All-New Peugeot E-3008

	Q3 2023	Q3 2022	Change
FY 2023 GUIDANCE - CONFIRMED

Adjusted Operating Income Margin(2) Double-Digit
Industrial Free Cash Flows(3) Positive
€1.5 billion Share Buyback Program On-Track

2023 INDUSTRY OUTLOOK(4)*
North America +8% (from 5%)
Enlarged Europe +10% (from 7%)
Middle East & Africa +10% (from 7%)
South America Stable (from 3%)
India & Asia Pacific +5% (unchanged)
China +2% (unchanged)

*2023 Industry Outlook changed for NA, EE, MEA and SA compared to outlook provided on Jul 26 '23

Combined shipments (000 units)	1,478	1,334	+11%
Consolidated shipments (000 units)	1,427	1,281	+11%
Net revenues (€ billion)	45.1	42.1	+7%

	YTD 2023	YTD 2022	Change
Combined shipments (000 units)	4,805	4,367	+10%
Consolidated shipments (000 units)	4,629	4,215	+10%
Net revenues (€ billion)	143.5	130.1	+10%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 5 for an explanation of the items referenced on this page

AMSTERDAM, October 31, 2023 - Stellantis N.V. continued to build momentum in Q3 2023, delivering a 7% year-over-year increase of Net revenues driven by continued strength in shipments. The Company’s “Third Engine”(5) achieved 25% revenue growth year-over-year. Global BEV sales were up 37% versus third quarter 2022, led by the following vehicles: Jeep® Avenger, Citroën Ami, Peugeot E-208, Fiat New 500e, and Citroën ë-Berlingo. Key activities executed to achieve the Dare Forward 2030 strategic plan include:
Care: In an industry still affected by unprecedented disruptions and transformations, Stellantis and its dealer network in Europe have strengthened their partnership to improve customer experience and streamline the overall customer journey. With the signing of over 8,000 sales and 25,000 aftersales contracts across 10 strategic European countries, it is clear that Stellantis and its business partners share the same goals when it comes to simplification, multi-brand approach, customer centricity, and quality assurance. Austria, Belgium, Luxembourg, and Netherlands have already adopted the new contracts, with the rest of Europe to begin adopting the new model starting in 2024.
Tech: Peugeot revealed the first application of STLA Medium - the first of Stellantis' four global BEV-by-design platforms - with the new E-3008, offering a best-in-class range of up to 700 km, charging time, performance, efficiency, and driving pleasure. Fiat returned to the B-segment, leading the way for sustainable urban mobility, with the new 600e, which boasts state-of-the-art safety features and an electric range of more than 400km (WLTP(6) combined cycle) and more than 600 km (WLTP(6) urban cycle) in the city. Fiat also unveiled the new Topolino micro-mobility offer with a 75km range and a safe top speed of 45 km/h. The Company also announced the start of all-electric van production at Ellesmere Port - the UK’s first EV-only volume manufacturing plant - and the first Stellantis plant globally dedicated to electric vehicles.
Coming to the market soon is the all-electric Citroën ë-C3. The first affordable European electric car, the ë-C3 delivers best-in-class comfort, and easy electric life thanks to a 44kWh battery pack providing up to 320km (199 miles) WLTP(6) driving range, at fair and net prices in many European markets, starting at €23,300.
Stellantis celebrated the opening of its state-of-the-art Battery Technology Center at the Mirafiori complex in Turin, Italy. The center enhances the Company’s capabilities to design, develop and test battery packs, modules, high-voltage cells, and software to power upcoming Stellantis brand vehicles.
The Company continued to strengthen its global electrification ecosystem and support its carbon neutrality ambitions: (i) concluding testing with Aramco on the compatibility of 24 engine families to use advanced drop-in eFuels, which will lower CO2 emissions of a potential 28 million Stellantis vehicles currently on the road; (ii) unveiling with Saft the Intelligent Battery Integrated System, which the project team intends to make commercially available on Stellantis vehicles before the end of this decade; (iii) announcing plans for a sixth gigafactory globally to support its bold electrification plan of securing approximately 400 GWh of battery capacity; it will be the second facility to be built in the U.S. with Samsung SDI; (iv) investing in Controlled Thermal Resources Holdings Inc.'s Hell’s Kitchen project to produce up to 300,000 metric tons of lithium carbonate equivalent each year; and (v) completing its 33.3% purchase of Symbio, a leader in zero-emission hydrogen mobility to help secure Stellantis' leadership position in hydrogen-powered vehicles.
Value: To accelerate the transition to electric vehicles in North America, Stellantis and six major global automakers will create an unprecedented charging network installing at least 30,000 high-powered charge points.
Stellantis is also implementing a multifaceted strategy designed to manage and secure the long-term supply of vital microchips, delivering the objectives laid out in Dare Forward 2030. Stellantis' strategy combines agreements with chip makers for critical semiconductors, purchase of mission-critical parts, and full visibility of future chip needs.
The Company repurchased €0.5 billion in shares during Q3 2023. During the nine months ended September 30, 2023, €1.2 billion in shares were repurchased. The Company expects to complete the announced €1.5 billion 2023 Share Buyback Program during Q4 2023.
In October 2023, the Company announced its plans to acquire approximately 20% of Leapmotor for approximately €1.5 billion and to form Leapmotor International, a 51/49 Stellantis-led joint venture with exclusive rights for the export and sale, as well as manufacturing, of Leapmotor products outside Greater China.

In October 2023, the Company introduced Pro One as the enhanced strategic offensive of its commercial vehicles business to achieve global leadership, encompassing the professional offerings of six iconic brands of Stellantis – Citroën, FIAT Professional, Opel, Peugeot, Ram and Vauxhall, and to support achievement of the Dare Forward 2030 strategic plan targets.

On October 31, 2023 at 2:00 p.m. CET / 9:00 a.m. EDT, a live audio webcast and conference call will be held to present Stellantis' Third Quarter 2023 Shipments and Revenues. The audio webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CET / 3:00 a.m. EDT on October 31, 2023.
Upcoming events:
•Full Year 2023 Results - February 15, 2024
•Investor Day 2024, Auburn Hills, Michigan, USA - June 13, 2024
About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.
Contacts: communications@stellantis.com or investor.relations@stellantis.com
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SEGMENT PERFORMANCE

NORTH AMERICA
	Q3 2023	Q3 2022	Change
•Shipments up 7%, led by Chrysler (in particular Pacifica PHEV) which more than doubled y-o-y; Dodge and Ram also improved; Jeep shipments down due to the discontinued current generation Cherokee and scheduled downtime of the Compass, partially offset by Grand Cherokee which nearly doubled
•Net revenues up 2%, primarily due to higher volumes, positive net pricing and positive mix, mostly offset by unfavorable FX translation effects
				YTD 2023	YTD 2022
Shipments (000s)	470	441	+29	1,493	1,400
Net revenues (€ million)	21,523	21,071	+452	67,439	63,514

ENLARGED EUROPE
	Q3 2023	Q3 2022	Change
•Shipments up 11%, driven by increased shipments of Opel/Vauxhall (in particular Astra), Fiat Professional (led by Ducato) and Peugeot (led by 208), as well as increased demand for BEVs, led by Jeep Avenger
•Net revenues up 5%, mainly due to increased volumes and stable net pricing
				YTD 2023	YTD 2022
Shipments (000s)	599	538	+61	2,077	1,900
Net revenues (€ million)	14,124	13,486	+638	48,985	44,805

MIDDLE EAST & AFRICA
	Q3 2023	Q3 2022	Change
•Consolidated shipments up 102%, led by robust growth in Fiat shipments; Opel, Peugeot and Citroën models also grew significantly, partially offset by a decrease in Jeep brand shipments
•Net revenues up 128%, primarily due to increased volumes and positive net pricing, partially offset by negative FX translation effects, mainly from Turkish lira
				YTD 2023	YTD 2022
Combined shipments (000s)(1)	139	87	+52	440	286
Consolidated shipments (000s)(1)	105	52	+53	313	190
Net revenues (€ million)	3,021	1,324	+1,697	7,719	4,363

SOUTH AMERICA
	Q3 2023	Q3 2022	Change
•Shipments up 7%, due to higher Fiat volumes (led by Fastback), Fiat Professional, Peugeot and Ram shipments
•Net revenues up 8%, mainly due to increased volumes and favorable net pricing, partially offset by negative FX translation effects, mostly Argentinian peso
				YTD 2023	YTD 2022
Shipments (000s)	227	213	+14	647	616
Net revenues (€ million)	4,285	3,965	+320	11,848	11,198

CHINA AND INDIA & ASIA PACIFIC
	Q3 2023	Q3 2022	Change
•Consolidated shipments down 33%, due to decreased shipments of Jeep and Peugeot; mitigated by increased Alfa Romeo (due to all-new Tonale)
•Net revenues down 38%, mainly due to decreased volumes and negative FX translation effects
				YTD 2023	YTD 2022
Combined shipments (000s)(1)	37	48	(11)	127	148
Consolidated shipments (000s)(1)	20	30	(10)	78	92
Net revenues (€ million)	705	1,138	(433)	2,691	3,290

MASERATI
	Q3 2023	Q3 2022	Change
•Shipments down 20%, due to lower volumes in China; Levante and Ghibli shipments down, partially offset by higher Grecale volumes
•Net revenues down 21%, primarily due to decreased volumes and unfavorable FX translation effects
				YTD 2023	YTD 2022
Shipments (000s)	5.3	6.6	(1.3)	20.6	16.8
Net revenues (€ million)	496	630	(134)	1,805	1,571

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Reconciliations
Net revenues from external customers to Net revenues

Q3 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		21,522	14,077	3,022	4,320	705	495	995	45,136
Net revenues from transactions with other segments		1	47	(1)	(35)	—	1	(13)	—
Net revenues		21,523	14,124	3,021	4,285	705	496	982	45,136
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

Q3 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		21,070	13,467	1,324	3,978	1,136	631	495	42,101
Net revenues from transactions with other segments		1	19	—	(13)	2	(1)	(8)	—
Net revenues		21,071	13,486	1,324	3,965	1,138	630	487	42,101
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

YTD 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		67,438	48,888	7,720	11,929	2,690	1,805	3,034	143,504
Net revenues from transactions with other segments		1	97	(1)	(81)	1	—	(17)	—
Net revenues		67,439	48,985	7,719	11,848	2,691	1,805	3,017	143,504
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

YTD 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		63,512	44,742	4,363	11,211	3,286	1,574	1,412	130,100
Net revenues from transactions with other segments		2	63	—	(13)	4	(3)	(53)	—
Net revenues		63,514	44,805	4,363	11,198	3,290	1,571	1,359	130,100
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
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NOTES

(1) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries. Figures by segments may not add up due to rounding.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit). Effective from January 1, 2023, our Adjusted operating income/(loss) includes Share of the profit/(loss) of equity method investees. The comparatives for the respective periods for 2022 have been adjusted accordingly.
This change was implemented as management believes these results are becoming increasingly relevant due to the number of partnerships Stellantis has recently engaged in, and will continue to engage in in the future, around electrification and other areas critical to the future of mobility.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(3) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(4) Source: IHS Global Insight, Wards, China Passenger Car Association and Company estimates
(5) Refers to the aggregation of the South America, Middle East & Africa and China and India & Asia Pacific segments for presentation purposes only
(6) Worldwide Harmonized Light Vehicles Test Cycle

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.

Commercial Vehicles include vans, light and heavy-duty trucks and passenger vehicles registered or converted for commercial use.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami and Opel Rocks-e; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2023 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to realize the anticipated benefits of the merger; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the continued impact of unfilled semiconductor orders; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of government economic incentives available to support the adoption of battery electric vehicles; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.